DC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06026867

March 2, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: The Dow Chemical Company
Incoming letter dated January 3, 2006

Dear Mr. Mueller:

This is in response to your letters dated January 3, 2006 and January 23, 2006 concerning the shareholder proposal submitted to Dow Chemical by Chris Rossi. We also have received letters on the proponent's behalf dated January 4, 2006 and January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

936498

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 3, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of Nick Rossi*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") two stockholder proposals and statements in support thereof received from Nick Rossi, custodian for Vanessa Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent"). The Company received the first proposal (the "Classified Board Proposal") on October 13, 2005, and received the second proposal (the "Majority Vote Proposal") on October 25, 2005. The Classified Board Proposal, the Majority Vote Proposal and related correspondence from Proponent, as well as an October 21, 2005 letter from the Company to the Proponent, are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposals from its 2006 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Classified Board Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented it and that the Majority Proposal is excludable under Rule 14a-8(c) as violating the "one proposal" rule.

THE PROPOSALS

The Classified Board Proposal states:

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable."

The Majority Vote Proposal states:

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable."

ANALYSIS

I. The Classified Board Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Securities and Exchange Commission (the "Commission") stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Stockholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Actions by the Company Have "Substantially Implemented" the Classified Board Proposal

As noted above, the Classified Board Proposal requests that "our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director." In late 2003, the Proponent submitted a nearly identical proposal in connection with the Company's 2004 Annual Meeting of Stockholders (the "2003 Proposal"). In response to the 2003 Proposal, the Company agreed to recommend that its stockholders approve an amendment to the Restated Certificate of Incorporation that would cause the transition from having a classified board to annually electing all directors. The relevant portion of the Company's Proxy Statement mailed to stockholders in connection with its 2004 Annual Meeting of Stockholders is attached hereto as Exhibit B. At the 2004 Annual Meeting of Stockholders, the stockholders approved the amendment, thus beginning the Company's process of phasing out its classified Board of Directors (the "Board"). Under this phase-out process, those directors previously elected to three-year terms would complete their current terms, and thereafter would be eligible for re-election for one-year terms, resulting in complete declassification beginning with the Company's 2007 Annual Meeting of Stockholders. As a result of the Company's actions, the Proponent withdrew the 2003 Proposal in December 2003.

In light of the foregoing, following receipt of the Classified Board Proposal, on October 21, 2005 the Company wrote a letter to the Proponent reminding him of the 2003 Proposal and the Company's actions in 2004. The Company also requested that the Proponent withdraw the Classified Board Proposal, and informed him that that the Company would likely submit a no-action request to the SEC indicating that the First Proposal had already been implemented. The Company's letter to the Proponent, along with its attachments, is included in Exhibit A hereto. In response, the Proponent submitted the Majority Vote Proposal on October 25, 2005, which included the notation "10-25-05 Update" on the upper right-hand corner of the accompanying cover letter.

It is unclear wither the Proponent's submission of the Majority Vote Proposal, labeled "10-25-05 Update," was intended to act as a withdrawal of the Classified Board Proposal. In any event, the Classified Board Proposal may be omitted pursuant to Rule 14a-8(i)(10) as "substantially implemented," due to the Company's actions to phase-out its classified Board. It is well-established under Staff no-action letters that a company may exclude from its proxy materials a stockholder proposal requesting declassification of the board of directors, where the company had already begun to phase out its classified board. *See, e.g., Sprint Corp.* (avail. Jan. 18, 2005) (granting no-action relief where the company had already begun a phase-out of its classified board of directors as a result of previous stockholder approval of an amendment to its certificate of incorporation to provide for annual election of directors); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (granting no-action relief where the company had already amended its bylaws to begin a phase-out of its classified board of directors).

The Classified Board Proposal – which requests that it be implemented "in the most expeditious manner possible" – could be viewed as a request to "speed up" the declassification process, rather than permitting the completion of the phase-out process on schedule in 2007. This would be similar to a nearly identical proposal submitted by John Chevedden, who is also acting as on behalf of the Proponent, to Southwest Airlines Co. in 2004 requesting immediate declassification of its board of directors, despite the fact that the classified board had already begun to phase out. *Southwest Airlines Co.* (avail. Feb. 10, 2005). In *Southwest Airlines*, the Staff granted no-action relief to the company, noting "that its bylaws provide for the annual election of directors." *Cf. Northrop Grumman Corp.* (avail. March 22, 2005) (providing no-action relief where John Chevedden submitted a stockholder proposal seeking immediate declassification of the board of directors, where the board of directors had already resolved to propose that its shareholders approve an amendment to its certificate of incorporation that would phase-out the declassified board). Here, as in *Southwest Airlines*, the Company has already begun a phase-out of its classified board. As such, the Board has taken all necessary steps to adopt and implement annual election of directors.

Thus, we believe that, as a result of these actions by the Company's Board, the Classified Board Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

II. The Majority Vote Proposal May Be Excluded Because It Violates the "One Proposal" Limitation of Rule 14a-8(c).

As noted above, the Proponent submitted the Classified Board Proposal on October 13, 2005, and submitted the Majority Vote Proposal on October 25, 2005. As such, the Majority Vote Proposal represents the second proposal submitted by the Proponent in connection with the Company's 2006 Annual Meeting of Stockholders. Regardless of whether the Majority Vote Proposal is meant to act as a withdrawal and replacement of the Classified Board Proposal, it is in clear violation of Rule 14a-8(c), which provides that "each shareholder may <u>submit</u> no more than one proposal to a company for a particular shareholders' meeting" (emphasis added).

When it adopted the one-proposal limitation in 1983, the Commission noted that the purpose of the limitation is "to reduce issuer cost and to improve the readability of proxy statements." Exchange Act Release No. 20091 (Aug. 16, 1983). Exchange Act Release No. 12999 (Nov. 22, 1976). In addition, Staff Legal Bulletin No. 14 (July 12, 2001) states:

> If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

In this regard, even if the Proponent intended for the Majority Vote Proposal to revise the Classified Board Proposal, which may be implied by the notation "10-25-05 Update" at the top of the first page of the Majority Vote Proposal, the two proposals are on completely different topics, and have nothing in common. The purported "revisions" would be "such that the revised proposal is actually different from the original proposal," and may therefore be excluded under Rule 14a-8(c), as noted by the Staff in Staff Legal Bulletin No. 14.

The Staff has previously granted no-action relief in very similar situations. *See e.g. Beverly Enterprises, Inc.* (avail. Feb. 7, 1991).[1] In *Beverly Enterprises*, a stockholder proponent first submitted a proposal requesting that the company "opt-out" of Section 203 of the Delaware General Corporation Law. After the company advised the proponent by letter that it intended to omit the first proposal as moot, the proponent then submitted a second proposal relating to confidential voting by shareholders and use of an independent inspector. The Staff permitted exclusion of the first proposal under Rule 14a-8(c)(10), predecessor to 14a-8(i)(10), because the first proposal had been rendered moot by the fact that the company's bylaws had already been amended to opt out of Section 203. Similarly, here the Classified Board Proposal has been rendered moot by action already taken by the Company to declassify its Board. The Staff also granted no-action relief with respect to the second proposal in *Beverly Enterprises*, under Rule 14a-8(a)(4), the predecessor to current Rule 14a-8(c). In so doing, the Staff noted:

> In reaching a position, the staff particularly notes that the Company advised the Proponent that the subject of the [first] proposal had been rendered moot. We further

---

1 *See also Proctor & Gable Co.* (avail. Aug. 10, 2004) (granting no-action relief where two proposals were submitted by the same proponent: the first, for exceeding the 500-word limitation, and the second, for violating the single-proposal limitation); *see also Citigroup Inc.* (avail. March 7, 2002); *Motorola, Inc.* (avail. Dec. 31, 2001) (in both cases, granting relief to a company that had received two proposals from the same proponent, where the Staff had already granted no-action relief for the first proposal, and the proponent in turn submitted a different proposal, which company excluded as violating the one-proposal limitation).

> note that after being advised that the Company had, within the meaning of rule 14a-8(c)(10), "substantially implemented" the [first] proposal, the Proponent withdrew that proposal and submitted the [second] proposal which involved another matter. Under these circumstances, the Division will not recommend enforcement action to the Commission if the [second] proposal is omitted from the Company's proxy materials.

Thus, based on the foregoing precedent, we believe that the Company should be permitted to exclude the Majority Vote Proposal.

Moreover, we believe the excludability of the Majority Vote Proposal – consistent with the precedent under *Beverly Enterprises* – has a sound basis in policy. Clearly, the Company could have waited until the deadline for submitting stockholder proposals under Rule 14a-8(e) had passed before notifying the Proponent that the Classified Board Proposal had been substantially implemented or submitting a request to the Staff for no-action relief with respect to the Classified Board Proposal. If the Company had done so, then the Majority Vote Proposal, if submitted, would have been excludable under Rule 14a-8(e) for untimeliness. *See, e.g., Paramount Packaging* (avail. March 11, 1981) (granting no-action relief where a proponent submitted two proposals, the first of which was excludable as moot, and the second of which, a purportedly "revised" proposal received after the deadline for submitting proposals, was so different from the first as to constitute a completely new, substituted proposal, and therefore was violative of the predecessor to Rule 14a-8(e)); *Sears, Roebuck & Co.* (avail. Feb. 7, 2000) (granting no-action relief where a proponent submitted two proposals, the first of which was excludable as false and misleading, and the second of which, a purportedly "revised" proposal received after the deadline for submitting proposals, was so different from the first as to constitute a completely new, substituted proposal, and therefore was violative of Rule 14a-8(e)). Instead, in an effort to resolve the Classified Board Proposal in an efficient and expeditious manner and seeking to avoid the need to involve the Staff, the Company promptly pointed out that the Proponent's proposal had been substantially implemented. This should not give the Proponent the ability to have a second chance to submit a second proposal on an entirely different subject. As noted above, Rule 14a-8(c) provides that "each shareholder may <u>submit</u> no more than one proposal to a company for a particular shareholders' meeting" (emphasis added). Here, as in *Beverly Enterprises*, the Proponent's second proposal (the Majority Vote Proposal) violates the one-proposal limitation.

Thus, we believe that, as a result of these actions by the Board, the Majority Vote Proposal is excludable under Rule 14a-8(c) because the Proponent has exceeded the one-proposal limitation.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff concur that it will take no action if the Company excludes both the Classified Board Proposal and the Majority Vote Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require a proponent to provide the company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or, or Thomas E. Moran, the Company's Assistant Secretary & Counsel, at (989) 636-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Thomas E. Moran, Assistant Secretary & Counsel, The Dow Chemical Company
Mr. Nick Rossi
Mr. John Chevedden

70336731_4.DOC

Exhibit A

Chris Rossi, Custodian
Francesca Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William S. Stavropoulos
Chairman
Dow Chemical Company
2030 Dow Ctr
Midland MI 48674

Dear Mr. Stavropoulos,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi

09/29/05

cc: Tina S. Van Dam
Corporate Secretary
PH: 989 636-1000
PH: 925-842-1000
FX: 989 636-3518

RECEIVED
OCT 13 2005
Office of
Corporate Secretary

[September 29, 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic achieved an impressive 66% average yes vote in 2005 through late September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2005 it was reported (and potential corresponding concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness.
  "D" in Board Composition
  "D" in CEO Compensation

Overall Governance Risk Assessment = High
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.

Furthermore:
- We had 15 directors – Unwieldy board concern with potential CEO dominance.
- Five directors were insiders – Lack of independent oversight concern.
- Five directors were active CEOs – Over-extension concern.
- Seven directors were allowed to hold from 4 to 13 director seats each – Over-extension concern.
- Total CEO Compensation: $18 million

This list of improvements-needed reinforces the reason to adopt the initial RESOLVED statement of this proposal.

RECEIVED

OCT 13 2005

Office of
Corporate Secretary

DOW

2030 Dow Center

The Dow Chemical Company
Midland, Michigan 48674
USA

October 21, 2005

Via Registered Mail
RR099724210US

Mr. Chris Rossi
P. O. Box 249
Boonville, CA 95415

Stockholder Proposal on Annual Election of Directors

Dear Mr. Rossi:

By way of this letter, we wish to acknowledge timely receipt on October 13, 2005 of a stockholder proposal on the annual election of directors that you are submitting for the 2006 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are once again appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

You submitted a nearly identical stockholder proposal calling for the annual election of directors in connection with Dow's 2004 Annual Meeting of Stockholders. In response to that proposal, Dow management agreed to recommend to our stockholders that the Company switch from staggered election to the annual election of all directors. The stockholders approved an amendment to Dow's Restated Certificate of Incorporation providing for the annual election of directors, and the Company made the change. Accordingly, Mr. Chevedden withdrew your proposal in December 2003. I have attached the relevant portion of Dow's Restated Certificate of Incorporation for your reference.

As your request has already been met, I ask that you withdraw your new proposal by way of a written letter to me. If you do not withdraw the proposal, the Company will likely submit a no-action request to the SEC pointing out that the proposal has already been implemented.

If you choose not to withdraw the proposal, please send me written verification that you hold at least $2,000 worth of Dow stock that you have held for a year or longer, or let us know which registered account you may be using for this proposal. I am enclosing a copy of the SEC rules supporting this informational request. As you will see from the highlighted text of Rule 14a-8(f), the response must be sent to me within 14 calendar days. My contact information is below. Thank you.

Sincerely,

Thomas E. Moran
Assistant Secretary and Senior Counsel
989-638-2176
Fax: 989-638-1740
temoran@dow.com

Enclosures

Mr. John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278
Via Federal Express

Excerpt from the Restated Certificate of Incorporation of The Dow Chemical Company

Section 5.3 **Annual Election of Directors.** Except with respect to directors who may be elected solely by the holders of shares of any class or series of Preferred Stock, at the 2005 Annual Meeting of Stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 Annual Meeting of Stockholders (which number of directors shall be approximately one-third of the total number of directors of the Company); at the 2006 Annual Meeting of Stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 Annual Meeting of Stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the Company); and at each Annual Meeting of Stockholders thereafter, the directors shall be elected for terms expiring at the next Annual Meeting of Stockholders.

spect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this rule and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this rule.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for

its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and cir-

09/29/2005 09:39 03103717872

10-25-05
UPDATE

Chris Rossi Custodian
Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William S. Stavropoulos
Chairman
Dow Chemical Company
2030 Dow Ctr
Midland MI 48674

Dear Mr. Stavropoulos,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature]

09/29/05

cc: Tina S. Van Dam
Corporate Secretary
PH: 989 636-1000
PH: 925-842-1000
FX: 989 636-3518
638-1740

RECEIVED
OCT 25 2005
Office of
Corporate Secretary

[October 25, 2005: This replaces the earlier submission]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote
This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org, with $3 trillion invested by members, formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority
Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 79% vote to improve our corporate governance and only 1% vote no — only 1% could force their will on the overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step
The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2005 it was reported (and potential corresponding concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness.
  "D" in Board Composition
  "D" in CEO Compensation
  Overall Governance Risk Assessment = High
- An awesome 80% shareholder vote was required to make certain key improvement – Entrenchment concern.
- Cumulative voting was not permitted.

Furthermore:

- We had 15 directors – Unwieldy board concern with potential CEO dominance.
- Five directors were insiders – Lack of independent oversight concern.
- Five directors were active CEOs – Over-extension concern.
- Seven directors were allowed to hold from 4 to 13 director seats each – Over-extension concern.
- Total CEO Compensation: $18 million

The number of correctable practices above reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Exhibit B

The Dow Chemical Company
Midland, Michigan 48674

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, MAY 13, 2004 AT 2:00 P.M. EDT

March 29, 2004

Dear Stockholder of The Dow Chemical Company:

We are pleased to invite you to the Annual Meeting of Stockholders of The Dow Chemical Company on Thursday, May 13, 2004, at 2 p.m. Eastern Daylight Time, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan. A map is printed on your admittance ticket. At the Meeting, stockholders will vote upon the following matters either by proxy or in person:

- Election of six Directors.
- Ratification of the appointment of Deloitte & Touche LLP independent auditors for 2004.
- Amendment of the Restated Certificate of Incorporation for the annual election of Directors.
- One proposal on Bhopal submitted by stockholders.
- Transaction of any other business as may properly come before the Meeting.

Your vote is important. Whether or not you plan on attending the Meeting, please vote your shares as soon as possible on the Internet, by telephone or by mail. Your Board of Directors has set the close of business on March 15, 2004, as the record date for determining stockholders who are entitled to receive notice of the Annual Meeting and any adjournment, and are entitled to vote. A list of stockholders entitled to vote shall be open to any stockholder for any purpose relevant to the Meeting for ten days before the Meeting, from 8:30 a.m. to 5 p.m., at the Office of the Corporate Secretary, 2030 Dow Center, Midland, Michigan.

Tickets of admission or proof of stock ownership are necessary to attend the Meeting. Tickets are included with your proxy material. Stockholders with registered accounts or who are in the Dividend Reinvestment Program or employee savings plans should check the box on the voting form if attending in person. Other stockholders holding stock in nominee name or beneficially (in "street name") need only bring their ticket of admission. Street name holders without tickets will need proof of record date ownership for admission to the Annual Meeting, such as a March 2004 brokerage statement or letter from the bank or broker. Questions may be directed to 877-227-3294 (a toll-free telephone number in the U.S. and Canada) or 989-636-1792, or faxed to 989-636-3402.

Since seating is limited, the Board has established the rule that only stockholders may attend or up to three people holding proxies for any one stockholder or account (in addition to those named as Board proxies on the printed proxy forms). Proxy holders are asked to present their credentials in the lobby before the Annual Meeting begins. If you are unable to attend the Meeting, please listen to the live audio webcast at the time of the Meeting or the audio replay after the event, at *www.DowGovernance.com.*

Your Board of Directors continues to adhere to high standards of integrity and sound corporate governance. Reports to Dow stockholders from the Audit Committee, Committee on Directors and Governance, and Compensation Committee are enclosed. Each of these Committees is composed entirely of independent Directors. You will find additional information on corporate governance practices and the Company on *www.DowGovernance.com.*

Thank you for your continued support and your interest in The Dow Chemical Company.

Tina S. Van Dam
Secretary of the Company

Agenda Item 3

AMENDMENT AND RESTATEMENT OF THE CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS AND CERTAIN OTHER CHANGES

RESOLVED, that the Company's Restated Certificate of Incorporation (the "Certificate") be amended and restated to provide for the annual election of all Directors beginning at the 2005 Annual Meeting of Stockholders, *provided however*, that prior to the 2005 Annual Meeting of Stockholders, any Director elected by the stockholders of the Company to a three-year term may complete the term to which he or she has been elected, and such other conforming and technical changes to the Certificate as may be necessary or appropriate.

Article V of our Restated Certificate of Incorporation (the "Certificate") currently provides that the Board of Directors of the Company (the "Board") be divided into three classes of approximately equal size, composed of Directors each serving terms of office of three years. In February 2004, the Board voted to approve, and to recommend to our stockholders that they approve, a proposal to amend and restate our Certificate of Incorporation to phase out the classification of the Board, to provide instead for the annual election of all Directors, and to make certain conforming and technical changes to the Certificate as necessary or appropriate.

If the proposed measure is approved by our stockholders, those Directors previously elected for three-year terms of office by our stockholders will complete their three-year terms, and would be eligible for re-election thereafter for one-year terms at each Annual Meeting of Stockholders. Beginning with the Annual Meeting in 2007, the declassification of the Board would be complete and all Directors would be subject to annual election to one-year terms. The proposed amendment would also make a technical change to accommodate the election of Directors by future holders of Preferred Stock, voting separately as a class, in the event the Company in the future issued shares of Preferred Stock that granted the holders thereof the right to elect Directors. There are currently no outstanding shares of Company Preferred Stock. Consistent with Delaware law, the proposed amendment would also provide that Directors may be removed with or without cause by the affirmative vote of at least 80 percent of the outstanding voting power.

The proposed amendment to the Company's Restated Certificate of Incorporation is substantially in the form of Appendix A, with additions indicated by underlining and deletions indicated by strike-outs. The general descriptions above are subject to the actual text provided in Appendix A.

Classified boards provide effective protection against unwanted takeovers and proxy contests because they make it difficult for a substantial stockholder to gain control of the Board of Directors without the cooperation or approval of incumbent directors. Classified boards also foster continuity and stability, not only on the board but also in the overall business of a company, since a majority of directors will always have prior experience as directors of the company.

However, classified boards may also reduce the accountability of directors to stockholders as they may limit the ability of stockholders to evaluate and elect each director each year. Moreover, many institutional investors believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies.

In deciding to recommend declassification of the Board, the Board considered the arguments in favor of and against continuation of the classified Board, listened to stockholder views concerning this matter and determined that it is in Dow's best interests to eliminate its classified Board as proposed. The Board believes that all Directors should be equally accountable at all times for the Company's performance.

The Board unanimously recommends that stockholders vote FOR approval of the proposed Amendment and Restatement of the Certificate of Incorporation to provide for the annual election of Directors.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Meeting is necessary for approval of Agenda Item 3. Proxies that are granted without providing voting instructions will be voted **FOR** the approval of Agenda Item 3.

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 04, 2006 10:21 PM
To: CFLETTERS
Cc: Thomas Moran
Subject: Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dow Chemical Company (DOW)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is an initial response to the Dow Chemical January 3, 2006 no action request.

In regard to the October 25, 2005 proposal on Simple Majority Vote the company has provided no evidence that it followed this part of rule 14a-8 although the company had more than 2-months to do so.

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? [includes Œc. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.[1]]

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

Thus the company submitted no evidence that it asked the proponent to "correct" according to the "How many proposals may I submit" part of rule 14a-8.

Additionally the company provided no evidence that it adopted any rule 14a-8 proposal topic in 2005.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Chris Rossi

Thomas Moran <temoran@dow.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2006 JAN 24 AM 11:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2006

Direct Dial
(202) 955-8671

Client No.
C 22013-00029

Fax No.
(202) 530-9569

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: *The Dow Chemical Company*
Supplemental Letter – Stockholder Proposal of Nick Rossi
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the request by our client, The Dow Chemical Company (the "Company") that the staff of the Division of Corporation Finance (the "Staff") concur that it will take no action if the Company omits from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") two stockholder proposals and statements in support thereof (the "Proposals") received from Nick Rossi, custodian for Vanessa Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent"). The first proposal (the "First Proposal"), received by the Company on October 13, 2005, requests that the Company's directors "take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director." The second proposal (the "Second Proposal"), received by the Company on October 25, 2005, recommends that the Company's board of directors (the "Board") "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible."

The Company submitted a letter to the Staff with its bases for exclusion of the Proposals on January 3, 2006 (the "Company's Request"). In an e-mail dated January 4, 2006, the Proponent submitted to the Staff a response to the Company's Request (the "Proponent's Response"). A copy of the Proponent's Response is attached as Exhibit A.

The Proponent's Response discusses the reason the Proponent believes that the Second Proposal cannot be excluded under Rule 14a-8(c), and contains no discussion concerning the First Proposal.[1]

In the Company's Request, we requested that the Staff concur that the Company may omit the Second Proposal for violating Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting" (emphasis added). The Proponent's Response argues that the Company's Request with respect to the Second Proposal should be denied because the Company allegedly submitted no evidence that it provided the Proponent an opportunity to cure its violation of the one-proposal limitation pursuant to Rule 14a-8(f), which provides as follows:

> Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
>
> The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

In fact, the Company did respond to the Proponent by way of an e-mail on November 3, 2005, notifying the Proponent that the Second Proposal violated the one-proposal limitation, and indicating that the Proponent would have 14 days to correct this deficiency by withdrawing the Second Proposal. A copy of this e-mail is attached as Exhibit B. The Company's November 3, 2005 e-mail to the Proponent was sent well within the 14-day period following receipt of the Second Proposal on October 25, 2005, and notified the Proponent of the time frame for responding to the Company. As such, the Company fully complied with the requirement under

---

[1] The Proponent's Response also contains the following sentence: "Additionally the company provided no evidence that it adopted any rule 14a-8 proposal topic in 2005." This statement does not appear to be relevant to an analysis of the applicable grounds for exclusion of the Proposals under Rule 14a-8.

Rule 14a-8(f) to provide notice to the Proponent of its opportunity to cure the one-limitation violation.

In response to the Company's November 3, 2005 e-mail, the Proponent responded on November 4, 2005, with an e-mail to the Company, stating that "The September 29, 2005 rule 14a-8 proposal is withdrawn and the October 25, 2005 proposal proceeds." A copy of the Proponent's November 4, 2005 e-mail is attached as Exhibit C hereto. Thus, the Proponent did not withdraw the Second Proposal in response to receiving the Company's notice that the Second Proposal violated the one-proposal limitation, but instead asserted that the First Proposal (which was actually submitted on October 21, 2005) was withdrawn. The Proponent's response fails to cure the Proponent's violation of the one-proposal limitation, as discussed below and in the Company's Request. Since the Proponent did not cure the one-proposal violation within the 14-day time period from receiving the Company's notice, the Company may properly omit the Second Proposal under Rule 14a-8(c).

As noted in the Company's Request, where a stockholder proponent submits two proposals on different topics, a withdrawal of the first proposal would not be effective in curing the proponent's violation of the one-proposal rule. *See, e.g., Beverly Enterprises, Inc.* (Feb. 7, 1991). In *Beverly Enterprises*, which was also discussed in the Company's Request, a stockholder proponent submitted a second proposal after being notified by the company that the first proposal would be omitted as moot. There, as here, the proponent responded to the company's no-action request by arguing that the one-proposal limitation had been cured by virtue of the proponent's withdrawal of the first proposal, leaving only the second proposal in place. The Staff nonetheless granted no-action relief with respect to the second proposal, based on the one-proposal limitation. Thus, based on *Beverly Enterprises*, we believe that the Company should be permitted to exclude the Second Proposal notwithstanding the Proponent's efforts to withdraw the First Proposal.

Moreover, as indicated in the Company's Request, we believe the excludability of the Second Proposal – consistent with the precedent under *Beverly Enterprises* – has a sound basis in policy. Clearly, the Company could have waited until the deadline for submitting stockholder proposals under Rule 14a-8(e) had passed before notifying the Proponent that the First Proposal had been substantially implemented or submitting a request to the Staff for no-action relief with respect to the First Proposal. If the Company had done so, then the Second Proposal, if submitted, would have been excludable under Rule 14a-8(e) for untimeliness. *See, e.g., Paramount Packaging* (avail. March 11, 1981); *Sears, Roebuck & Co.* (avail. Feb. 7, 2000). Instead, in an effort to resolve the First Proposal in an efficient and expeditious manner and seeking to avoid the need to involve the Staff, the Company promptly pointed out that the Proponent's proposal had been substantially implemented. This should not provide the Proponent with a second chance to submit a second proposal on an entirely different subject. As noted above, Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting" (emphasis added). Here, as in

Beverly Enterprises, the Second Proposal violates the one-proposal limitation, regardless of the Proponent's effort to cure this violation by withdrawing the First Proposal.

* * *

As set forth in the Company's Request, we believe that the First Proposal may be properly omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, and that the Second Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(c) because the Proponent has submitted more than one proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require a proponent to provide the Company and its counsel with a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 636-2176.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Thomas E. Moran, Assistant Secretary & Counsel, The Dow Chemical Company
Mr. Nick Rossi
Mr. John Chevedden

70338245_1.DOC

Exhibit A

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 04, 2006 10:21 PM
To: CFLETTERS@SEC.GOV
Cc: Moran, Thomas (TE)
Subject: Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dow Chemical Company (DOW)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Chris Rossi

Ladies and Gentlemen:

This is an initial response to the Dow Chemical January 3, 2006 no action request.

In regard to the October 25, 2005 proposal on Simple Majority Vote the company has provided no evidence that it followed this part of rule 14a-8 although the company had more than 2-months to do so.

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? [includes Œc. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.[1]]

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

Thus the company submitted no evidence that it asked the proponent to "correct" according to the "How many proposals may I submit" part of rule 14a-8.

Additionally the company provided no evidence that it adopted any rule 14a-8 proposal topic in 2005.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Thomas Moran <temoran@dow.com>

Exhibit B

-----Original Message-----
From: Moran, Thomas (TE)
Sent: Thursday, November 03, 2005 2:50 PM
To: 'olmsted7p@earthlink.net'
Subject: Stockholder Proposals

Dear Mr. Rossi and Mr. Chevedden:

We acknowledge receipt on October 25, 2005 of a revised stockholder proposal that you are submitting for the 2006 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that Mr. Chevedden has once again been appointed representative and substitute, and I will direct communications to Mr. Chevedden as Mr. Rossi has instructed. We have also received email communications from Mr. Chevedden with respect to Mr. Rossi's ownership of stock of The Dow Chemical Company.

The proposal you submitted on October 25, 2005 appears to be a different proposal from the one you submitted on October 13, 2005. Under Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular annual meeting. Accordingly, we are notifying you of this deficiency with the October 25, 2005 proposal. This letter is being provided to you pursuant to Rule 14a-8(f). Under that rule, you must respond to this letter to correct the deficiency by withdrawing the October 25, 2005 proposal. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification letter. I will send to Mr. Chevedden by overnight mail today copies of SEC Rules 14a-8(c) and Rule 14a-8(f) in support of this request. Please direct your response to my attention. My contact information is set forth below.

With respect to verification that you meet the shareholder eligibility requirements of Rule 14a-8(b), we have now been able to confirm that you appear as a stockholder of record and based on that information appear to satisfy the shareholder eligibility requirements of Rule 14a-8(b), and therefore do not require additional information with respect to Mr. Rossi's share ownership.

The cover letters on your two proposals indicates that you have sent carbon copies of the proposals to Tina S. Van Dam. Ms. Van Dam has changed roles at The Dow Chemical Company and is no longer Corporate Secretary. Our new Corporate Secretary is Charles J. Kalil. However, please continue to direct communications on this issue to me. Thank you.

Sincerely,

Thomas E. Moran
Assistant Secretary and Counsel
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674
989/638-2176
temoran@dow.com

Exhibit C

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, November 04, 2005 5:48 PM
To: Moran, Thomas (TE)
Subject: Stockholder Proposal (DOW)

Mr. Moran,
The September 29, 2005 rule 14a-8 proposal is withdrawn and the October 25, 2005 proposal proceeds. I thought this was already clarified. Please let me know on Monday or Tuesday if there is any further question. Sincerely, John Chevedden
cc: Chris Rossi

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 24, 2006 11:48 PM
To: CFLETTERS
Cc: Thomas Moran
Subject: #2 Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

#2 Re Dow Chemical Company (DOW) No-Action Request Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dow Chemical Company (DOW)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Chris Rossi

Ladies and Gentlemen:

This adds to the January 4, 2006 initial response to the Dow Chemical January 3, 2006 no action request, supplemented on January 23, 2006.

The company now belatedly provides evidence missing from its January 3, 2006 letter and highlighted immediately in the January 4, 2006 shareholder letter in regard to:
"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of

this section? [includes ŒEc. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.[1]]

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

The company fails to cite any text in the above rule 14a-8 section where the company is given rule 14a-8 authority to direct the shareholder on a specific proposal to withdraw. It has been at least a long-standing practice that companies ask the shareholder to select one proposal for withdrawal. The end result is one remaining rule 14a-8 proposal regardless of which proposal is withdrawn.

Additionally it would be against good public policy to exclude shareholders from improving rule 14a-8 proposals with new submissions or substituting a new topic based on further research as long as the deadline was met.

The company asks the Staff to compare Beverly Enterprises to how the company "could have" acted as opposed how the company in fact acted. The company also claims that "If the company had done so Š" it would be like Beverly Enterprises. Thus the company wants rule 14a-8 credit for "could have" and "If the company had done so Š" and incredulously concludes with it "has a sound basis in policy."

In contrast to Beverly Enterprises the company provided no evidence that it adopted any rule 14a-8 proposal topic within the past year.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Thomas Moran <temoran@dow.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 3, 2006

The first proposal relates to declassification of the board of directors. The second proposal relates to simple majority voting.

There appears to be some basis for your view that Dow Chemical may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Dow Chemical may exclude the second proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the second proposal from its proxy materials under rule 14a-8(c).

Sincerely,

Timothy Geishecker
Attorney-Adviser